UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

ALEXANDER & BALDWIN, INC.

(Name of Issuer)

Common Stock, without par value

(Title of Class of Securities)

014482103

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 29, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 014482103	Page 2

(1)	Names of reporting persons Pershing Square Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IA

CUSIP No. 014482103	Page 3

(1)	Names of reporting persons PS Management GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) OO

CUSIP No. 014482103	Page 4

(1)	Names of reporting persons Pershing Square GP, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IA

CUSIP No. 014482103	Page 5

(1)	Names of reporting persons William A. Ackman
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power -0-
	(8)	Shared voting power -0-
	(9)	Sole dispositive power -0-
	(10)	Shared dispositive power -0-
(11)	Aggregate amount beneficially owned by each reporting person -0-
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D

Item 1. Security and Issuer

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D, as previously amended to date (the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”), (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”), (iii) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing Square GP”), and (iv) William A. Ackman, a citizen of the United States of America (collectively, the “Reporting Persons”), relating to the common stock, without par value (the “Common Stock”), of Alexander & Baldwin, Inc., a Hawaii corporation (the “Issuer” or “A&B Predecessor”), issued prior to the Merger (as defined below) with and into A&B Merger Corporation, a wholly owned subsidiary of Alexander & Baldwin Holdings, Inc. (“Holdings”). Capitalized terms used herein but not defined herein shall have the meaning set forth in the Schedule 13D.

As of June 29, 2012, the Reporting Persons no longer beneficially own, or have additional economic exposure to, any Common Stock of A&B Predecessor, and accordingly, this Amendment constitutes the final amendment to the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As part of a rebalancing transaction by and among Pershing Square, L.P. and Pershing Square International, Ltd., Pershing Square purchased on behalf of Pershing Square, L.P. 23,174 shares of Common Stock from Pershing Square International, Ltd. for total consideration of $1,182,337. Pershing Square, L.P. funded this transaction out of its capital.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On June 6, 2012, A&B Predecessor merged (the “Merger”) with and into A&B Merger Corporation, a wholly-owned subsidiary of Holdings, with A&B Predecessor surviving the Merger. At the effective time of the Merger, each outstanding share of common stock, without par value, of A&B Predecessor (the “A&B Predecessor Common Stock”) automatically converted into one share of common stock, without par value, of Holdings (“Holdings Common Stock”). On June 29, 2012, the separation (the “Separation”) of Holdings into A&B II, Inc., a direct, wholly-owned subsidiary of Holdings that was renamed “Alexander & Baldwin, Inc.” in connection with the Separation (“New A&B”), and Matson, Inc. (as defined below) was completed. As a result of the Separation, shareholders of Holdings (subsequently renamed “Matson, Inc.”) received one share of common stock of New A&B for each share of Holdings Common Stock held immediately prior to the Separation.

Following the Issuer’s recently completed spin-off transaction, and in light of the Reporting Persons’ reports of their holdings on a Schedule 13G filed substantially contemporaneously herewith, the Reporting Persons will hereby discontinue filing reports on Schedule 13D with respect to the Issuer (Matson, Inc.). In addition, the Reporting Persons will commence reporting on Schedule 13G with respect to Alexander & Baldwin, Inc. and will, therefore, not be filing a Schedule 13D with respect to that company.

The Reporting Persons intend to review their investments in each of Alexander & Baldwin, Inc. and Matson, Inc. on a continuing basis. Depending on various factors (including, without limitation, each issuer’s financial position and strategic direction, actions taken by each issuer’s board, price levels of their securities, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions), the Reporting Persons may take such actions with respect to their investments in each of Alexander & Baldwin, Inc. and Matson, Inc. as they deem appropriate, including, without limitation, reducing some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to Alexander & Baldwin, Inc. and Matson, Inc. and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5(a) and (b) is amended and restated in its entirety as follows:

As described in Item 1 and Item 4 above, as a result of the Merger and the Separation, A&B Predecessor extinguished all Common Stock and the Reporting Persons ceased to beneficially own any Common Stock.

Item 5(c) is amended and restated in its entirety as follows:

(c) Exhibit 99.1, which is incorporated by reference into this Item 5(c), as if restated in full herein, describes all of the transactions in Common Stock and Swaps that were effected in the last sixty days by the Reporting Persons for the benefit of the Pershing Square Funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

Item 6 is hereby supplemented, as follows:

The information set forth in Item 4 and Item 5 is incorporated herein by reference to this Item 6 as if restated in full herein.

Item 7. Material to be filed as Exhibits.

Exhibit 99.1 Trading Data

Exhibit 99.2 Joint Filing Agreement, dated as of December 5, 2011, among the Pershing Square Persons (incorporated by reference to Exhibit 99.1 of the Schedule 13D filed on December 5, 2011)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 6, 2012

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By:	PS Management GP, LLC, its General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Title: Managing Member

/s/ William A. Ackman
Name: William A. Ackman

[Signature Page to Amendment No. 3 to Schedule 13D]

EXHIBIT INDEX

Exhibit 99.1	Trading Data.

Exhibit 99.2	Joint Filing Agreement, dated as of December 5, 2011, among the Pershing Square Persons.*

*	Previously Filed